Exhibit 99.5

PERDIGÃO S.A.

BOARD OF DIRECTORS AND FISCAL COUNCIL’ JUSTIFIED PROPOSAL FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON 29.04.2005

Dear Shareholders,

The Company’s Board of Directors and the Fiscal Council, in accordance with the statutory provisions and those contained in the by-laws, herein presents to the Shareholders the following proposal:

1.               To approve the destination of Net Income for the 2004 Fiscal Year as follows:

Fiscal Year Net Income to be destined
Legal Reserve	R$	14,320,505.54
Reserve for capital increase	R$	57,282,022.15
Reserve for expansion	R$	126,121,883.04
Dividends	R$	12,680,607.36
Interest over company capital	R$	76,005,092.64
Total	R$	286,410,110.73

2.               To confirm the deliberations of the Board of Directors “ad referendum” to the Shareholders’ Meeting held on 06.18.2004, 12.17.2004 and 02.10.2005, in respect to the distribution of Shareholders’ Payout, in the amount of R$ 88,685,700.00, (R$1.12337000, R$0.58426531 and R$0.28490056 gross per share, respectively), corresponding to 32.6% of the net income adjusted pursuant to Article 202 of Law 6,404/76, in accordance to mandatory minimum dividend;

3.               To deliberate upon the proposal for alteration of the following articles and/or their paragraphs or items of the Company’s By-laws: art.3rd, art. 4th, art. 7th, art. 8th, art. 10th, art. 11th, art. 12th, art. 14th, art. 20th, art. 21st, art. 22nd, art. 23rd, as per the attached document;

4.               Election of the members of the Board of Director and the Fiscal Council/Audit Committee;

5.               Approve the Management compensation for the current year, in the global and monthly amount of up to R$179,840.00. Additionally approve an extra compensation for the month of December/2005, in the amount corresponding to one monthly fee.

6.               Deliberate upon the increase of the capital stock from R$490,000,000.00 to R$800,000,000.00 without issuance of new shares, trough the incorporation of the following reserves: (i) Legal Reserve - R$17,000,000.00; (ii) Reserve for expansion - R$207,083,222.70; (iii) Fund for the capital increase - R$85,916,777.30; and the alteration of the Company’s article 4th to reflect this increase.

7.               Deliberate upon the change of the current newspaper used by the Company for its corporate publications.

This is the proposal which we are honored to submit to the shareholder’s analysis and further approval.

São Paulo(SP), April 12, 2005.

EGGON JOÃO DA SILVA

ADÉSIO DE ALMEIDA LIMA

JAIME HUGO PATALANO

LUIS CARLOS FERNANDES AFONSO

WILSON CARLOS DUARTE DELFINO

FRANCISCO DE OLIVEIRA FILHO

FRANCISCO FERREIRA ALEXANDRE